UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------


                                 AMENDMENT NO. 1
                                       TO
                                   SCHEDULE TO


            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                   ----------

                                   JOULE INC.
                       (Name of Subject Company (issuer))

                     JAC ACQUISITION COMPANY, INC. (Offeror)
                         EMANUEL N. LOGOTHETIS (Offeror)
                          NICK M. LOGOTHETIS (Offeror)
                           STEVEN LOGOTHETIS (Offeror)
                           HELEN LOGOTHETIS (Offeror)
                           JULIE LOGOTHETIS (Offeror)
                         JOHN G. WELLMAN, JR. (Offeror)

    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    481109106
                      (CUSIP Number of Class of Securities)

                              Emanuel N. Logothetis
                              Chairman of the Board
                          JAC Acquisition Company, Inc.
                               c/o Symphony Suites
                              89 Headquarters Plaza
                          Morristown, New Jersey 07960
                                 (973) 539-5100

                                    Copy to:
                               John H. Denne, Esq.
                              Winston & Strawn LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 294-6700

            (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                            Calculation of Filing Fee


--------------------------------------------------------------------------------
Transaction valuation*                                     Amount of filing fee

$ 1,591,646.72                                                 $   128.76
--------------------------------------------------------------------------------

* Estimated for purposes of calculating filing fee only. Calculated as $1,591,646.72 which is equal to the product of $1.52, the per share tender offer price for all of the outstanding shares of common stock of Joule Inc. and 1,047,136, the number of outstanding shares sought in the offer.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended and Fee Advisory #6 for Fiscal Year 2004 issued by the Securities and Exchange Commission on November 24, 2003, equals .008090% of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                Amount Previously Paid: $128.76
                Form or Registration No.: Schedule TO
                Filing Party: JAC Acquisition Company, Inc.
                Date Filed: November 21, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

                [X]     third-party tender offer subject to Rule 14d-1.
                [ ]     issuer tender offer subject to Rule 13e-4.
                [X]     going-private transaction subject to Rule 13e-3.
                [ ]     amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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

                                   SCHEDULE TO


        This Amendment No. 1 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed by JAC Acquisition Company, Inc., a Delaware corporation (the "Purchaser") owned by Emanuel N. Logothetis ("Mr. Logothetis"), Chairman of the Board and Chief Executive Officer of Joule Inc. ("Joule"), his sons, Nick M. Logothetis and Steven Logothetis, both of whom are directors of Joule, his wife, Helen Logothetis, his daughter, Julie Logothetis, and John G. Wellman, Jr. ("Mr. Wellman"), President and Chief Operating Officer of Joule (Mr. Logothetis, the members of his family and Mr. Wellman, collectively referred to herein as the "Purchaser Group"). The Schedule TO and this Amendment relate to the offer by Purchaser to purchase all of the outstanding shares of the common stock, par value $.01 per share, of Joule, excluding shares of common stock owned by the Purchaser Group (the "Shares"). The tender price is $1.52 per Share, upon the terms and subject to the conditions set forth in the Offer To Purchase dated November 21, 2003 (the "Offer To Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal were attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively to the Schedule TO filed on November 21, 2003.

        The information in the Offer To Purchase, including all schedules and annexes thereto, and the Letter of Transmittal is hereby expressly incorporated herein by reference in response to all items of the items of this Amendment, including without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by Items in the Schedule TO, except as otherwise set forth below. In addition, the information set forth in Items 1 through 13 of the Schedule TO are incorporated herein by reference with respect to Items 1 through 13 of this Amendment, except those Items as to which information specifically provided herein is relevant, in which case the information contained in the Schedule TO is incorporated herein by reference in partial answer to those Items, unless otherwise stated herein.

        For purposes of this Amendment, all references to the Offer to Purchase that are expressly set forth in this Amendment or incorporated by reference from other documents specifically refer to the Offer to Purchase dated November 21, 2003, as amended, unless otherwise stated herein.

        Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.

        This Amendment also constitutes the Schedule 13E-3 filed by and on behalf of Purchaser.

ITEM 11.        ADDITIONAL INFORMATION

        Item 11(b) of the Schedule TO is hereby amended and supplemented by adding the following thereto:

        On December 17, 2003, the Purchaser amended the Offer to Purchase.

ITEM 12.        EXHIBITS.


        Item 12 of the Schedule TO is hereby amended by replacing Exhibit
        (a)(1)(i) with the following:

        (a)(1)(i)       Offer to Purchase, dated November 21, 2003, as amended.


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

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                JAC Acquisition Company, Inc.


                                                By: /s/EMANUEL N. LOGOTHETIS
                                                    ------------------------
                                                    Emanuel N. Logothetis
                                                    Chairman of the Board


                                                By: /s/EMANUEL N. LOGOTHETIS
                                                    ------------------------
                                                    Emanuel N. Logothetis


                                                By: /s/NICK M. LOGOTHETIS
                                                    ------------------------
                                                    Nick M. Logothetis


                                                By: /s/STEVEN LOGOTHETIS
                                                    ------------------------
                                                    Steven Logothetis


                                                By: /s/HELEN LOGOTHETIS
                                                    ------------------------
                                                    Helen Logothetis


                                                By: /s/JULIE LOGOTHETIS
                                                    ------------------------
                                                    Julie Logothetis


                                                By: /s/JOHN G. WELLMAN, JR.
                                                    ------------------------
                                                    John G. Wellman, Jr.


                                                December 17, 2003


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

                                  EXHIBIT INDEX

EXHIBIT NO.                     DESCRIPTION


        (a)(1)(i)       Offer To Purchase, dated November 21, 2003, as amended.


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